SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                         OF THE SECURITIES ACT OF 1934

For the period ended December 31, 1998             Commission File No. 0-6032

           COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
           ------------------------------------------------------
                          (Full title of the Plan)

                          COMPASS BANCSHARES, INC.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)

       Delaware                                        63-0593897
------------------------                 ------------------------------------
(State of Incorporation)                 (I.R.S. Employer Identification No.)


                            15 South 20th Street
                         Birmingham, Alabama 35233
                  ----------------------------------------
                  (Address of principal executive offices)

                               (205) 933-3000
                      -------------------------------
                      (Registrant's telephone number)

                          COMPASS BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL INFORMATION
---------------------

Item 1  Audited statements of financial condition as of December 31, 1998 and 1997

Item 2 Audited statements of income and changes in plan equity for the three years ended December 31, 1998

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN

                      Financial Statements and Schedules

                       December 31, 1998, 1997, and 1996

                  (With Independent Auditors' Report Thereon)

                         Independent Auditors' Report

The Board of Directors
Compass Bancshares, Inc.:

  We have audited the accompanying statements of net assets available for plan benefits as of December 31, 1998 and 1997 of Compass Bancshares, Inc. Employee Stock Ownership Plan (the Plan) and the related statements of changes in net assets available for plan benefits for each of the years in the
  three-year   period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

  Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


  /s/ KPMG Peat Marwick LLP

  Birmingham, Alabama
  June 23, 1999


                              COMPASS BANCSHARES, INC.
                           EMPLOYEE STOCK OWNERSHIP PLAN

                  Statement of Net Assets Available for Plan Benefits

                             December 31, 1998 and 1997


                                                           1998           1997
                                                       -------------  -------------
Investments, at fair value:

Compass Bancshares, Inc.
 common stock - (cost of $58,020,100
 and $48,199,858 for 1998 and 1997, respectively)      $147,149,606    179,395,672

Mutual funds:
 Federated Capital Preservation Fund (cost of
  $3,581,465)                                                   -        3,581,465
 Expedition Equity Fund (cost of $13,686,513 and
  $11,316,000 for 1998 and 1997, respectively)           19,273,285     14,337,261
 Expedition Bond Fund (cost of $866,255 and
  $499,312 for 1998 and 1997, respectively)                 904,289        526,832
 AIM Constellation Fund (cost of $1,724,579 and
  $1,149,890 for 1998 and 1997, respectively)             1,870,821      1,012,996
 Evergreen Foundation Balanced Fund (cost of $486,519)          -          525,920
 Vanguard International Growth Fund (cost of $801,483)          -          728,428
 Expedition Money Market Fund (at cost which
  approximates fair value)                                5,209,167      3,348,308
 Fidelity Advisor Stable Value Portfolio (cost of
  $3,538,075)                                             3,538,075            -
 Fidelity Advisor Overseas Fund (cost of $971,206)          932,133            -
 Fidelity Advisor Balanced Fund (cost of $1,145,332)      1,092,894            -
                                                       -------------  -------------
                                                        179,970,270    203,456,882

Dividends and interest income receivable                  1,021,935      1,008,594
Cash                                                      1,003,743        229,291
Employee contributions receivable                           569,393        435,524
Employer contributions receivable                           349,054      3,725,619
Other payable, net                                         (922,488)           -
                                                       -------------  -------------
              Net assets available for plan benefits   $181,991,907    208,855,910
                                                       =============  =============

See accompanying notes to financial statements.


                              COMPASS BANCSHARES, INC.
                           EMPLOYEE STOCK OWNERSHIP PLAN

             Statements of Changes in Net Assets Available for Plan Benefits

                             December 31, 1998, 1997, and 1996


                                                   1998           1997          1996
                                              --------------  ------------  ------------
Investment income:
 Dividends on Compass Bancshares,
  Inc. common stock                           $   4,167,576     3,921,890     3,512,058
 Dividends                                        1,665,785     2,211,509           -
 Interest                                           228,245       182,077       329,851
                                              --------------  ------------  ------------
   Net investment income                          6,061,606     6,315,476     3,841,909

Net realized gain on sale of investments          6,357,974     5,781,685     3,539,120
Unrealized appreciation (depreciation)
 of investments                                 (39,265,005)   62,880,898    16,735,603
                                              --------------  ------------  ------------
                                                (26,845,425)   74,978,059    24,116,632
Contributions:
 Employee                                         8,106,291    10,533,159     3,784,030
 Employer                                         6,172,864     3,738,790     4,774,512
                                              --------------  ------------  ------------
                                                 14,279,155    14,271,949     8,558,542

Distributions to participants                   (17,374,854)  (13,263,735)  (11,081,988)
Rollovers and transfers                           3,077,121     1,559,965     3,951,687
                                              --------------  ------------  ------------
   Net increase (decrease)                      (26,864,003)   77,546,238    25,544,873

Net assets available for plan benefits:
  Beginning of year                             208,855,910   131,309,672   105,764,799
                                              --------------  ------------  ------------
  End of year                                 $ 181,991,901   208,855,910   131,309,672
                                              ==============  ============  ============



See accompanying notes to financial statements.

                           COMPASS BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                         Notes to Financial Statements
                       December 31, 1998, 1997 and 1996


(1) Summary of Significant Accounting Policies

   (a) Basis of Presentation

       The accompanying financial statements of Compass Bancshares, Inc. Employee Stock Ownership Plan (the Plan) have been prepared on an accrual basis in accordance with generally accepted accounting principles.

   (b) Investments in Securities

       Corporate securities are valued based on quotations obtained from national securities exchanges. Mutual funds are valued at their current unit value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses are calculated using the average cost method.

   (c) Plan Expenses

       The trust department of Compass Bank (the Trustee) is trustee for the Plan. Compass Bank is a wholly-owned banking subsidiary of Compass Bancshares, Inc. (the Company or Employer). Administrative fees are paid directly by the Company. Trustee administration fees were $864,375, $694,069, and $449,271, for the years ended December 31,
       1998, 1997 and 1996, respectively. The Plan is obligated to pay administrative fees not paid by the Company.

   (d) Federal Income Taxes

       A determination letter has been received from the Internal Revenue Service stating that the Plan qualifies under Section 401 of the Internal Revenue Code and that the Plan is exempt from federal income tax. Amounts contributed by the employer and Plan earnings and appreciation in the value of investments will not be taxed to the employee until a distribution is received from the Plan, except for appreciation in the value of Compass Bancshares, Inc. common stock which will not be taxed until the participant disposes of that stock.

   (e) Use of Estimates in the Preparation of Financial Statements

       The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the changes in net assets during the reporting period. Actual results could differ from those estimates.

   (f) Year 2000 (Unaudited)

       The Plan is administered by the Trust Division of Compass Bank.
       Compass Bank is aware of the issues associated with the programming code in existing computer systems as the millennium (Year 2000) approaches. The Year 2000 issue is complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

       Management has assessed the impact of Year 2000 issues on the Company's computer systems and applications, developed a remediation plan, and determined that its impact will be immaterial. Conversion and implementation activities for mission critical systems are in process and management expects implementation and testing to be completed by the middle of 1999. Estimates of the completion date for implementation and testing of mission critical systems are based on assumptions which management believes are reasonable and appropriate.


(2) Organization

   The Plan was adopted on November 19, 1976, effective January 1, 1976. The Plan was amended, effective April 1, 1986, to include a salary reduction feature which permits employees who participate (Participants) in the Plan to defer and save part of their compensation, as provided for under Section 401(k) of the Internal Revenue Code. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(3) Description of Plan

   (a) Participant Contributions

       Employees automatically become Participants on the first day of January or July following completion of one year of service. Participants may elect to have up to 10 percent of their compensation deferred and contributed to the Plan. There were 4,395, 4,290, and 4,070, participants as of December 31, 1998, 1997, and 1996, respectively.

       Participants may allocate their contributions, in multiples of 1 percent, to the following funds:

       1) Employee/Employer Company Stock Fund - Invested entirely in common stock of Compass Bancshares, Inc.

       2) ESOP - Employer Company Stock Fund - Invested entirely in common stock of Compass Bancshares, Inc.

       3) Expedition Equity Fund - In 1997, all balances previously held in the Growth Stock Fund, the Value Stock Fund, or the Contrarian Stock Fund were converted to shares of the Expedition Equity Fund. The Fund invests primarily (at least 80 percent of its total assets) in common stocks issued by mid and large capitalization companies. The Fund invests in stocks of private companies that are subject to wide market value (price) fluctuations based on market and economic conditions and perceptions, and, therefore involves a high level of investment risk.

       4) Federated Capital Preservation Fund - Invested solely in one or more guaranteed income contracts entered into with insurance companies with the objective of providing high current income and stability of principal. The Plan's investment in this Fund was discontinued in 1998.

       5) Expedition Money Market Fund (previously Starburst Money
          Market Fund) - Invests in high quality money market instruments that are either rated in the highest short-term rating category by one or more nationally recognized statistical rating organizations or of comparable quality to such securities having such ratings.

       6) Expedition Bond Fund - Invests in a diversified portfolio consisting primarily of bonds (normally at least 65 percent in bonds), as well as other fixed income securities. The Fund may also invest in certain securities, including mortgage-related securities, foreign securities and financial futures and options on financial fixtures, which may present special risks not associated with bonds and fixed-income securities generally.

       7) Vanguard International Growth Fund - Invests in stocks of non-U.S. companies. About two-thirds of the Funds assets are invested in small and medium size companies, and the remaining assets are invested in large companies. The Plan's investment in this Fund was discontinued in 1998.

       8) AIM Constellation Fund - Invests primarily in U.S. companies. The Fund's investment advisor emphasizes medium-sized and small-sized emerging growth companies. The Fund is also invested in companies that are likely to benefit from new or innovative products, services, or processes.

       9) Evergreen Foundation Balanced Fund - Invests in a combination of common stocks, preferred stocks, securities convertible into or exchangeable for common stocks, corporate and U.S. Government debt obligations and short-term debt obligations. The Fund anticipates that at least 25 percent of its net assets will consist of fixed-income securities. The balance is invested in equity securities or securities convertible into equity securities. The Plan's investment in this Fund was discontinued in 1998.

      10) Fidelity Advisor Stable Value Portfolio - Invests in short and long-term investment contracts issued by insurance companies (GICs), investment contracts issued by commercial banks (BICs), synthetic investment contracts, and cash equivalents. The Plan began investing in this Fund in 1998.

      11) Fidelity Advisor Overseas Fund - Invests primarily in foreign securities. The Fund invests approximately 65 percent of the total assets in these securities. The Fund may also invest in U.S. issuers. The Fund normally diversifies its investments across different countries and regions taking into account the size of the market in each country and region relative to the size of the international market as a whole. The Fund expects to invest primarily in equity securities but may also invest up to 35 percent of its assets in any type of debt securities for long-term growth purposes. The Plan began investing in this Fund in 1998.

      12) Fidelity Advisor Balanced Fund - Invests in a diversified portfolio of equity and fixed-income securities with income, growth of income, and capital appreciation potential. The Fund's advisor manages the Fund to maintain a balance between stocks and bonds. The Fund invests approximately 60 percent of the Fund's assets in stocks and other equity securities and the remainder in bonds and other fixed-income securities. The Fund also invests at least 25 percent of the Fund's total assets in fixed-income senior securities, including debt securities and preferred stock. The Plan began investing in this Fund in 1998.

       Compass Bank is the investment advisor for the Expedition Equity Fund, the Expedition Money Market Fund, and the Expedition Bond Fund.

   (b) Employer Contributions

       The Employer, in its sole discretion, may make matching contributions in an amount determined by the board of directors of the Company. These matching contributions may not exceed the lesser of a Participant's elective contribution or 2 percent of such Participant's base compensation. These matching contributions are invested in the Employee/Employer Company Stock Fund.

       If the Employer's earnings reach a targeted amount, the Employer may contribute an additional 1 percent matching amount. Such contributions are also invested in the Employee/Employer Company Stock Fund and are allocated to employee amounts based on relative compensation. Upon reaching the targeted amount, the Employer may also elect to make a contribution to the ESOP-Employer Company Stock Fund under the employee stock ownership provisions of the Plan. For the years ended December 31, 1998, 1997, and 1996, the employer's earnings reached the targeted amount.

   (c) Vesting

       Participants have a fully-vested and nonforfeitable interest in the portion of their accounts attributable to their 401(k) contributions and the Employer's matching contributions to the Employee/Employer Company Stock Fund, including earnings thereon. A Participant acquires a vested interest in amounts attributable to the ESOP-Employer
       Company Stock Fund based on the length of employment as follows:

             Years of Service        Vesting Percentage
             ----------------        ------------------
              Less than 5                     0
              5 or more                     100

   (d) Forfeitures

       If a Participant incurs a "break in service," as defined in the Plan, for any reason other than permanent disability, death or normal retirement, and is not 100 percent vested in the employer discretionary contributions, the nonvested portion is forfeited. Forfeited amounts attributable to employer discretionary contributions are allocated among eligible Participants in the same manner as employer discretionary contributions.

   (e) Withdrawal Provisions

       Participants may request that all or part of their accounts attributable to elective contributions, adjusted for gain or loss thereon, be paid to them to meet an immediate and heavy financial hardship for which funds are not reasonably available to them from other sources. The amount paid to a Participant in this fashion is taxable and may not be repaid to the Plan.

   (f) Priorities Upon Termination

       Upon termination of the Plan, all Participants' funds shall become fully vested. The trust will continue until the Plan benefits of each Participant has been distributed.

   (g) Rollovers

       During 1998, 1997 and 1996, assets were rolled into the Plan from the plans that were associated with banks acquired by the Company.


(4) Investments

    The investments of the Plan as of December 31, 1998 and 1997 are summarized as follows:

                                                                    Fair
                                                                    value
                                                                     per
                                        Number of                   share      Fair
 December 31, 1998                     shares/units      Cost      or unit     value
 -----------------                     ------------  ------------  -------  -----------
 Common stock -
  Compass Bancshares, Inc.               3,866,000   $ 58,020,100   38.06   147,149,606

 Mutual funds-
  Expedition Equity Fund                 1,681,788     13,686,513   11.46    19,273,285
  Expedition Bond Fund                      89,622        866,255   10.09       904,289
  AIM Constellation Fund                    61,298      1,724,579   30.52     1,870,821
  Expedition Money Market Fund           5,209,167      5,209,167    1.00     5,209,167
  Fidelity Advisor Stable Value
   Portfolio                               353,808      3,538,075   10.00     3,538,075
  Fidelity Advisor Overseas Fund            53,756        971,206   17.34       932,133
  Fidelity Advisor Balanced Fund            58,319      1,145,332   18.74     1,092,894
                                                     ------------           -----------
                                                     $ 85,161,227           179,970,270
                                                     ============           ===========


                                                                    Fair
                                                                    value
                                                                     per
                                        Number of                   share      Fair
 December 31, 1997                     shares/units      Cost      or unit     value
 -----------------                     ------------  ------------  -------  -----------
 Common stock -
  Compass Bancshares, Inc.               4,100,473   $ 48,199,858   43.75   179,395,672

 Mutual funds-
  Expedition Equity Fund                 1,518,778     11,316,000    9.44    14,337,261
  Expedition Bond Fund                      53,431        499,312    9.86       526,832
  Vanguard International Growth Fund        44,633        801,483   16.39       728,428
  AIM Constellation Fund                    38,400      1,149,890   26.38     1,012,996
  Evergreen Foundation Fund                 27,278        486,519   19.28       525,920
  Federated Capital Preservation Fund      358,146      3,581,465   10.00     3,581,465
  Expedition Money Market Fund           3,348,308      3,348,308    1.00     3,348,308
                                                     ------------           -----------
                                                     $ 69,382,835           203,456,882
                                                     ============           ===========


    The net unrealized appreciation (depreciation) of investments and change in net unrealized appreciation (depreciation) of investments follows:

                                                  Employee      Employee        Employee                       Employee
                                                   Benefit       Benefit        Benefit                         Benefit
                                   Compass       Growth Stock     Value     Contrarian Stock                  Short-term,
                                Bancshares, Inc.  Collective      Stock        Collective      Expedition    High Quality
                                   Common         Investment   Collective      Investment        Equity     Bond Collective
                                    Stock           Fund       Investment        Fund             Fund      Investment Fund
                                ---------------- ------------  ----------   ----------------  ------------  ---------------
                                                 <c.

Balance at December 31, 1995    $  52,470,327      436,077       672,053         870,422             -            8,668
 1996 appreciation                 15,557,401      406,380       589,901         165,668             -           16,159
                                -------------     --------     ---------       ---------      -----------       -------
Balance at December 31, 1996       68,027,728      842,457     1,261,954       1,036,090       3,140,501 *       24,827
 1997 appreciation
   (depreciation)                  63,168,086          *             *               *          (119,240)*          **
                                -------------     --------     ---------       ---------      -----------       -------
Balance at December 31, 1997      131,195,814                                                  3,021,261
  1998 appreciation
   (depreciation)                 (42,066,308)                                                 2,565,511
                                -------------     --------     ---------       ---------      -----------       -------
Balance at December 31, 1998    $  89,129,506                                                  5,586,772
                                =============     ========     =========       =========      ===========       =======


  * The Growth Stock Fund and Contrarian Stock Fund were combined into the Expedition Equity Fund in 1997.

  ** The High Quality Bond Fund became the Expedition Bond Fund in 1997.


                                             Federated                     Evergreen      Vanguard
                                  Expedition   Capital         AIM         Foundation   International
                                     Bond    Preservation  Constellation    Balanced       Growth
                                     Fund       Fund           Fund           Fund          Fund
                                  ---------- ------------  -------------   ----------   -------------
Balance at December 31, 1995           -         -               -             -               -
 1996 appreciation                     -          94             -             -               -
                                  --------     ------       ---------      -------         --------
Balance at December 31, 1996        24,827**      94             -             -               -
 1997 appreciation
   (depreciation)                    2,693       (94)       (136,893)       39,401         (73,055)
                                  --------     ------       ---------      -------         --------
Balance at December 31, 1997        27,520       -          (136,893)       39,401         (73,055)
 1998 appreciation
   (depreciation)                   10,514                   283,135       (39,401)         73,055

                                  --------     ------       ---------      -------         --------
Balance at December 31, 1998        38,034       -           146,242           -               -
                                  ========     ======       =========      =======         ========



                                   Fidelity    Fidelity
                                   Advisor      Advisor
                                   Overseas    Balanced     Combined
                                     Fund       Fund          funds
                                  ---------- ------------  -----------
Balance at December 31, 1995           -            -      54,457,547
 1996 appreciation                     -            -      16,735,603
                                  --------    ----------  ------------
Balance at December 31, 1996           -            -      71,193,150
 1997 appreciation
   (depreciation)                      -            -      62,880,898
                                  --------    ----------  ------------
Balance at December 31, 1997           -            -     134,074,048
 1998 appreciation
   (depreciation)                 (39,073)      (52,438)  (39,265,005)
                                  --------    ----------  ------------
Balance at December 31, 1998      (39,073)      (52,438)   94,809,043
                                  ========    ==========  ============


(5) Investment Sales

    Gains (losses) on disposals of Plan investments realized durng the Plan years 1998, 1997 and 1996 are as follows:


                                  Aggregate       Aggregate        Realized
                                    cost           proceeds     gains (losses)
                                 ------------     ----------    --------------
1998:
-------------------------------
Compass Bancshares, Inc.
 common stock                    $ 12,995,946     18,804,205       5,808,259
Mutual Funds                       26,411,482     26,961,197         549,715
                                 ------------     ----------      ----------
                                 $ 39,407,428     45,765,402       6,357,974
                                 ============     ==========      ==========
1997:
-------------------------------
Compass Bancshares, Inc.
 common stock                    $  2,224,102      7,104,495       4,880,393
Mutual Funds                       23,274,606     24,175,898         901,292
                                 ------------     ----------      ----------
                                 $ 25,498,708     31,280,393       5,781,685
                                 ============     ==========      ==========
1996:
-------------------------------
Compass Bancshares, Inc.
 common stock                    $  2,485,740      5,455,746       2,970,006
Mutual Funds                       22,547,065     23,116,179         569,114
                                 ------------     ----------      ----------
                                 $ 25,032,805     28,571,925       3,539,120
                                 ============     ==========      ==========


                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1998, 1997, and 1996


(6) Investment Funds

    The financial information on each investment fund option is presented below:



                                                                                           Fidelity
                Employee/      ESOP -               Expedition                             Advisor  Fidelity Fidelity
                 Employer     Employer   Expedition   Money    Expedition      AIM         Stable   Advisor   Advisor
                 Company      Company      Equity     Market      Bond     Constellation   Value    Overseas Balanced  Combined
                Stock Fund   Stock Fund     Fund       Fund       Fund         Fund       Portfolio   Fund    Fund       funds
                -----------  ----------- ---------- ---------- ----------- -------------  --------- -------- --------- ------------
 December 31,
  1998
Investments
 at fair
 value:
 Compass
  Bancshares,
  Inc.
  common
  stock         $54,155,268  92,994,338        -         -           -          -            -         -         -     147,149,606
 Expedition
  Equity
  Fund                  -          -    19,273,285       -           -           -           -         -         -      19,273,285
 Expedition
  Bond
  Fund                  -          -           -         -        904,289        -           -         -         -         904,289
 AIM
  Constellation
  Fund                  -          -           -         -           -       1,870,821        -        -         -       1,870,821
 Expedition
  Money
  Market
  Fund            1,003,553   1,031,619        -     3,173,995       -           -            -        -         -       5,209,167
 Fidelity
  Advisor
  Stable
  Value
  Portfolio             -          -           -         -           -           -        3,538,075    -         -       3,538,075
 Fidelity
  Advisor
  Overseas
  Fund                  -          -           -         -           -           -            -     932,133      -         932,133
 Fidelity
  Advisor
  Balanced
  Fund                  -          -           -         -           -           -            -        -     1,092,894   1,092,894
                -----------  ---------- ----------  ----------  ---------- -----------    --------- -------  --------- -----------
 Net
  investment
  income         55,158,821  94,025,957 19,273,285   3,173,995    904,289    1,870,821    3,538,075 932,133  1,092,894 179,970,270

 Dividends
  and
  interest
  income
  receivable        376,163     645,646        -          -           -           -            126      -         -      1,021,935
 Cash             1,003,743        -           -          -           -           -           -         -         -      1,003,743
 Employee
  contributions
  receivable        364,912        -        87,070     43,808       5,641      22,186       16,950   11,338    17,488      569,393
 Employer
  contributions
  receivable        228,440     120,614        -          -           -           -           -         -         -        349,054
 Other
  receivable
  (payable), net   (1,181,292)    258,804        -          -           -           -           -         -         -     (922,488)
                -----------  ---------- ----------  ----------  ---------- -----------    --------- -------  --------- -----------
 Net assets
  available
  for plan
  benefits      $55,950,787  95,051,021 19,360,355   3,217,803    909,930    1,893,007    3,555,151 943,471  1,110,382 181,991,907
                ===========  ========== ==========  ==========  ========== ===========    ========= =======  ========= ===========

                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1998, 1997, and 1996

                              Federated
                Employee/      Capital                Exped-    ESOP -     Expedition     AIM      Evergreen  Vanguard
                 Employer      Preserv- Expedition    ition     Employer     Money      Constel-   Foundation Int'l
                 Company        ation     Equity       Bond     Company      Market      lation    Balanced   Growth   Combined
                Stock Fund       Fund      Fund        Fund    Stock Fund     Fund        Fund       Fund      Fund      Funds
                -----------   --------- ----------    ------- -----------  ----------   ---------   -------   -------  -----------
 December 31,
  1997
Investments
 at fair
 value:
 Compass
  Bancshares,
  Inc.
  common
  stock         $61,993,553        -           -          -   117,402,119         -           -         -         -    179,395,672
 Federated
  Capital
  Preservation
  Fund                  -    3,581,465         -          -           -           -           -         -         -      3,581,465
 Expedition
  Equity
  Fund                  -          -    14,337,261        -           -           -           -         -         -     14,337,261
 Expedition
  Bond
  Fund                  -          -           -      526,832         -           -           -         -         -        526,832
 AIM
  Constellation
  Fund                  -          -           -          -           -           -     1,012,996       -         -      1,012,996
 Evergreen
  Foundation
  Balanced
  Fund                  -          -           -          -           -           -           -     525,920       -        525,920
 Vanguard
  International
  Growth
  Fund                  -          -           -          -           -           -           -         -     728,428      728,428
 Expedition
  Money
  Market
  Fund                  -          -           -          -       646,257   2,702,051         -         -         -      3,348,308
                -----------   --------- ----------    ------- -----------  ----------   ---------   -------   -------  -----------
 Net
  investment
  income         61,993,553  3,581,465  14,337,261    526,832 118,048,376   2,702,051   1,012,996   525,920   728,428  203,456,882

 Dividends
  and
  interest
  income
  receivable        335,465     17,426         -          147     640,776      14,780         -         -         -      1,008,594
 Cash               143,093        -           -          -        13,066      73,132         -         -         -        229,291
 Employee
  contributions
  receivable        282,588     15,865      69,168      6,907         -        12,002      22,332    10,863    15,799      435,524
 Employer
  contributions
  receivable        673,733        -           -          -     3,051,886         -           -         -         -      3,725,619
                -----------   --------- ----------    ------- -----------  ----------   ---------   -------   -------  -----------
 Net assets
  available
  for plan
  benefits      $63,428,432   3,614,756 14,406,429    533,886 121,754,104   2,801,965   1,035,328   536,783   744,227  208,855,910
                ===========   ========= ==========    ======= ===========  ==========   =========   =======   =======  ===========


                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1998, 1997, and 1996


                     Employee/        ESOP -                 Federated    Expedition                Vanguard
 For the              Employer       Employer   Expedition    Capital       Money     Expedition   International     AIM
 Year Ended           Company        Company      Equity    Preservation    Market       Bond         Growth     Constellation
 December 31, 1998   Stock Fund     Stock Fund     Fund        Fund          Fund        Fund          Fund          Fund
                     -------------  ------------- -----------  ------------ ----------- ------------- ------------- -------------
 Investment
  income:
  Dividends on
   Compass
   Bancshares,
   Inc.
   common
   stock             $  1,503,552      2,664,024        -             -            -            -              -             -
  Dividends                  -             -       1,133,240        86,515         -            -           32,444       131,852
  Interest                  6,534         35,906        -             -        133,710        52,095           -             -
                     -------------  ------------- -----------  ------------ ----------- ------------- ------------- -------------
   Net
    investment
    income              1,510,086      2,699,930   1,133,240        86,515     133,710        52,095        32,444       131,852
Net realized
 gain on
 sale of
 investments            2,910,601      2,897,658     450,981         -             -           6,882        36,074        (5,805)
Unrealized
 appreciation
 (depreciation)
 of investments       (13,768,685)   (28,297,623)  2,565,511         -             -          10,514        73,055       283,135
                     -------------  ------------- -----------  ------------ ----------- ------------- ------------- -------------
                       (9,347,998)   (22,700,035)  4,149,732        86,515     133,710        69,491       141,573       409,182
Contributions:
  Employee              3,671,697          -       2,036,469       209,307     929,017        90,559       119,589       485,635
  Employer              3,298,488      2,874,376        -             -            -            -              -             -
                     -------------  ------------- -----------  ------------ ----------- ------------- ------------- -------------
                        6,970,185      2,874,376   2,036,469       209,307     929,017        90,559       119,589       485,635
Distributions
 paid to
 participants          (5,250,549)    (8,274,880) (1,790,903)     (411,973) (1,150,051)      (67,103)      (92,551)     (107,030)
Rollovers and
 transfers                150,717      1,397,456     558,628    (3,498,605)    503,162       283,097      (912,838)       69,892
                     -------------  ------------- -----------  ------------ ----------- ------------- ------------- -------------
  Net increase
   (decrease)          (7,477,645)   (26,703,083)  4,953,926    (3,614,756)    415,838       376,044      (744,227)      857,679
Net assets
 available for
 Plan benefits:
  Beginning of
   year                63,428,432    121,754,104  14,406,429     3,614,756   2,801,965       533,886       744,227     1,035,328
                     -------------  ------------- -----------  ------------ ----------- ------------- ------------- -------------
  End of year         $55,950,787     95,051,021  19,360,355          -      3,217,803       909,930           -       1,893,007
                     =============  ============= ===========  ============ =========== ============= ============= =============


                                      Fidelity
                       Evergreen      Advisor      Fidelity     Fidelity
                      Foundation       Stable       Advisor      Advisor
                       Balanced        Value       Overseas     Balanced        Combined
                         Fund        Portfolio       Fund         Fund            funds
                      ------------  ------------  -----------  ------------  ----------------
 December 31, 1998
 Investment
  income:
   Compass
   Bancshares,
   Inc.
   common
   stock                     -             -            -            -           4,167,576
  Dividends                22,528       110,225      16,206       132,775        1,665,785
  Interest                   -             -            -            -             228,245
                         ---------   -----------  ----------   -----------   --------------
   Net investment
    income                 22,528       110,225      16,206       132,775        6,061,606
 Net realized gain on
  sale of investments      83,596          -        (16,824)       (5,189)       6,357 974
 Unrealized
  appreciation of
  (depreciation)
  investments             (39,401)         -        (39,073)      (52,438)     (39,265,005)
                         ---------   -----------  ----------   -----------   --------------
                           66,723       110,225     (39,691)       75,148      (26,845,425)
 Contributions:
  Employee                 84,677       211,921     136,599       130,821        8,106,291
  Employer                   -             -            -            -           6,172,864
                         ---------   -----------  ----------   -----------   --------------
                           84,677       211,921     136,599       130,821       14,279,155
 Distributions paid
  to participants         (15,897)     (121,485)    (25,628)      (66,804)     (17,374,854)
Rollovers and
 transfers               (672,286)    3,354,490     872,191       971,217        3,077,121
                         ---------   -----------  ----------   -----------   --------------
  Net increase
  (decrease)             (536,783)    3,555,151     943,471     1,110,382      (26,864,003)
 Net assets
  available for
  Plan benefits:
   Beginning of year      536,783          -            -            -         208,855,910
                         ---------   -----------  ----------   -----------   --------------
   End of year               -        3,555,151     943,471     1,110,382      181,991,907
                         =========   ===========  ==========   ===========   ==============


                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1998, 1997, and 1996

                       Employee/   Federated     Employee               Employee      Employee
 For the               Employer     Capital       Growth      Value    Contrarian     Short-Term   Expedition   Expedition
 Year Ended            Company    Preservation    Equity     Equity      Equity      High-Quality    Equity        Bond
 December 31, 1997    Stock Fund      Fund         Fund       Fund        Fund         Bond Fund      Fund         Fund
                      ------------  ---------- ----------- -----------  -----------  ------------  -----------  ----------
 Investment
  income:
  Dividends on
   Compass
   Bancshares,
   Inc.               $ 1,330,529     210,077         -           -            -            -     1,997,688          -
  Interest                 11,873         -           -           -            -            -           -         14,859
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
   Net
    investment
    income              1,342,402     210,077         -           -            -            -     1,997,688       14,859
Net realized
 gain on
 sale of
 investments            2,299,480         -        43,061      65,245       53,984       32,536     683,749       14,853
Unrealized
 appreciation
 (depreciation)
 of investments        20,931,704         (94)        -           -            -            -      (119,240)       2,693
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
                       24,573,586     209,983      43,061      65,245       53,984       32,536   2,562,197       32,405
Contributions:
  Employee              3,736,597     847,000     305,825     383,832      335,519      234,109    1,532,546     134,080
  Employer                686,904         -           -           -            -            -            -           -
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
                        4,423,501     847,000     305,825     383,832      335,519      234,109    1,532,546     134,080
Distributions
 paid to
 participants          (2,845,034)   (976,144)   (313,514)   (281,494)    (285,597)    (140,437)  (2,743,606)   (294,005)
Rollovers and
 transfers                332,868    (408,206) (3,772,004) (4,622,735)  (4,070,802)    (709,185)  13,055,292     661,406
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
  Net increase
   (decrease)          26,484,921    (327,367) (3,736,632) (4,455,152)  (3,966,896)    (582,977)  14,406,429     533,886
Net assets
 available for
 Plan benefits:
  Beginning of
   year                36,943,511   3,942,123   3,736,632   4,455,152    3,966,896      582,977          -           -
                      ------------  ---------- ----------- -----------  -----------    ---------  -----------   ---------
  End of year         $63,428,432   3,614,756         -           -            -            -     14,406,429     533,886
                      ============  ========== =========== ===========  ===========    =========  ===========   =========

                           ESOP       Expedition     AIM      Evergreen
                         Employer       Money       Constel-  Foundation
                         Company        Market      lation     Balanced    Vanguard   Unallocated      Combined
                        Stock Fund       Fund        Fund        Fund        Fund        Fund            Funds
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
 December 31, 1997

 Investment income:
  Dividends - Compass
   Bancshares, Inc.    $  2,591,361         -          -         3,744          -           -          6,133,399
  Interest                   20,694     134,651        -           -            -           -            182,077
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
   Net investment
    income                2,612,055     134,651        -         3,744          -           -          6,315,476
 Net realized gain on
  sale of investments     2,580,913         -          728       6,443          693         -          5,781,685
 Unrealized
  appreciation of
  (depreciation)
  investments            42,236,382         -     (136,893)     39,401      (73,055)        -         62,880,898
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
                         47,429,350     134,651   (136,165)     49,588      (72,362)        -         74,978,059
 Contributions:
  Employee                      -       510,832   1,225,385     487,978     799,456         -         10,533,159
  Employer                3,051,886         -           -           -           -           -          3,738,790
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
                          3,051,886     510,832   1,225,385     487,978     799,456         -         14,271,949
 Distributions paid
  to participants        (4,512,855)   (548,578)    (53,892)   (120,729)   (147,850)        -        (13,263,735)
Rollovers and
 transfers                      -       808,104         -       119,946     164,983         298        1,559,965
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
  Net increase
  (decrease)             45,968,381     905,009   1,035,328     536,783     744,227         298       77,546,238
 Net assets
  available for
  Plan benefits:
   Beginning of year     75,785,723   1,896,956         -           -           -          (298)     131,309,672
                       -------------  ----------  ----------  ----------  ----------   ---------    -------------
   End of year         $121,754,104   2,801,965   1,035,328     536,783     744,227         -        208,855,910
                       =============  ==========  ==========  ==========  ==========   =========    =============

                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                              Notes to Financial Statements

                             December 31, 1997, 1996, and 1995

                                                                                                                 ESOP -
                             Employee/   Federated   Employee    Employee    Employee    Employee   Employee    Employer
For the                       Employer    Growth     Capital    Starburst      Value    Contrarian Short-Term,   Company
Year Ended                    Company     Equity   Preservation   Money       Equity      Equity   High Quality   Stock  Unallocated
December 31, 1996           Stock Fund     Fund        Fund     Market Fund    Fund        Fund     Bond Fund     Fund      Funds
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Investment income:
 Dividends on Compass
  Bancshares, Inc.
  common stock             $ 1,109,479        -           -           -           -           -         -       2,402,579     -
 Interest                        4,955        -        225,427      93,168        -           -         -           6,301     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  Net investment income      1,114,434        -        225,427      93,168        -           -         -       2,408,880     -

Net realized gain on sale
 of investments                832,227     128,174         (64)       -        154,473     280,347     6,184    2,137,779     -

Unrealized appreciation
 of investments              5,302,014     406,380          94        -        589,901     165,668    16,159   10,255,387     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
                             7,248,675     534,554     225,457      93,168     744,374     446,015    22,343   14,802,046     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Contributions:
 Employee                    1,487,008     526,064     481,363     140,138     498,963     591,567    58,927         -        -
 Employer                    1,845,693        -           -           -           -           -         -       2,928,819     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
                             3,332,701     526,064     481,363     140,138     498,963     591,567    58,927    2,928,819     -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
Distributions paid to
 participants               (2,776,922)   (267,654)   (679,933)   (497,939)   (253,256)   (314,921)  (49,264)  (6,237,340)  (4,759)
Rollovers and transfers      1,310,653     690,522    (503,838)    501,988     919,474     625,502   407,386         -        -
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  Net increase (decrease)    9,115,107   1,483,486    (476,951)    237,355   1,909,555   1,348,163   439,392   11,493,525   (4,759)
Net assets available for
 Plan benefits:
  Beginning of year         27,828,404   2,253,146   4,419,074   1,659,601   2,545,597   2,618,733   143,585   64,292,198    4,461
                           -----------   ---------   ---------   ---------   ---------   ---------  --------   -----------  -------
  End of year              $36,943,511   3,736,632   3,942,123   1,896,956   4,455,152   3,966,896   582,977   75,785,723     (298)
                           ===========   =========   =========   =========   =========   =========  ========   ==========   =======


                                                                  Schedule 1

                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                Item 27a - Schedule of Assets Held for Investment Purposes

                                    December 31, 1998

                                                    Number of                        Fair
                                                   shares/units         Cost         value
                                                   ------------    ------------   -----------
*Compass Bancshares, Inc.                            3,866,000     $ 58,020,100   147,149,606

Mutual funds :
 *Expedition Equity Fund                             1,681,788       13,686,513    19,273,285
 *Expedition Bond Fund                                  89,622          866,255       904,289
 AIM Constellation Fund                                 61,298        1,724,579     1,870,821
 Fidelity Advisor Stable Value Portfolio               353,808        3,538,075     3,538,075
 Fidelity Advisor Overseas Fund                         53,756          971,206       932,133
 Fidelity Advisor Balanced Fund                         58,319        1,145,332     1,092,894
 *Expedition Money Market Fund                       5,209,167        5,209,167     5,209,167
                                                                   ------------   -----------
                                                                   $ 85,161,227   179,970,270
                                                                   ============   ===========


* Compass Bancshares, Inc., the issuer of the common stock and investment manager of the Expedition Funds, is a party-in-interest to the plan.

                                                                  Schedule 2

                                 COMPASS BANCSHARES, INC.
                              EMPLOYEE STOCK OWNERSHIP PLAN

                      Item 27d - Schedule of Reportable Transactions

                              Year Ended December 31, 1998


                                 Description                                                  Current
                                  of asset                                                   value of
                                     in                                                      asset on
                                   number          Purchase      Selling       Cost of      transaction   Net gain
Identity of party involved        of shares          price        price         asset           date       (loss)
                               -------------      ------------ -----------   ------------   -----------  -----------
Purchase of investments:
 Compass Bancshares, Inc.
  common stock                      845,620       $ 22,816,188        -       22,816,188     22,816,188       -
 Expedition Money Market
  Fund                           18,160,778         18,160,778        -       18,160,778     18,160,778       -

Sale of investments:
 Compass Bancshares, Inc.
  common stock                    1,080,093               -     18,804,205   12,995,946      12,995,946   5,808,259

 Expedition Money Market
  Fund                           16,299,919               -     16,299,919   16,299,919      16,299,919        -

                                SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          COMPASS BANCSHARES, INC. EMPLOYEE STOCK OPTION PLAN
                          ---------------------------------------------------
                                          (Name of the Plan)

June 29, 1999                                            /s/ Garrett R. Hegel
-------------                                         -----------------------
    DATE                                                     GARRETT R. HEGEL
                                                      CHIEF FINANCIAL OFFICER

                                  EXHIBITS



Exhibit (23) - Consents of experts and counsel